

September 30, 2010

Michael Yufeng Chi
Chairman and Chief Executive Officer
Perfect World Co., Ltd.
8th Floor, Huakong Building
No. 1 Shangdi East Road, Haidian District
Beijing 100085, People's Republic of China

Re: Perfect World Co., Ltd.
Form 20-F for the fiscal year ended December 31, 2009
File No. 001-33587

Dear Mr. Chi:

We have reviewed your letter dated September 9, 2010 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 6, 2010.

Form 20-F for the fiscal year ended December 31, 2009

Item 4. Information on the Company

B. Business Overview

Restrictions on Foreign Investment, page 48

1.   In September 2009, the PRC General Administration of Press and Publication, National Copyright Administration, and National Office of Combating Pornography and Illegal Publications jointly published a notice stating that foreign investors are not only prohibited from directly providing online game services in China, but are now also prohibited from doing so indirectly through establishing joint ventures, contracting with other entities, providing technical supports, or providing account management or

payment service. Please tell us whether this regulation is applicable to your entities and your business. If so, indicate how you evaluated these regulations in concluding that you have control over your subsidiaries and variable interest entities. Tell us what consideration you gave to providing enhanced disclosures accordingly.

2.   We note that your local PRC counsel has advised you that in its opinion the contractual arrangements between your PRC subsidiaries and variable interest entities are valid and legally binding obligations of each party to such contractual arrangements under PRC laws. Explain how counsel considered the published notice described in our preceding comment in reaching its opinion. Please provide us with counsel's opinion and tell us what consideration you gave to filing it as an exhibit.

Item 5. Operating and Financial Review and Prospects, page 58

3.   You indicate in response to prior comment 1 that you are not able to quantify the extent to which material changes in revenues are attributable to changes in price or changes in volume. In this regard, explain why the operating data, i.e., aggregate average concurrent users (ACU), active paying customers (APC) and average revenue per active paying customer (ARPU), was not used to further explain the changes in revenue.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 1. Organization and principal activities, page F-8

4.   We note that you have disclosed the percent of effective interest held in each of your subsidiaries and VIEs. Tell us what consideration you gave to disclosing your percentage of ownership interest in each of the VIEs.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3226 with any other questions.

Sincerely,

Craig Wilson
Senior Assistant Chief Accountant

cc: Via facsimile at +852 3910 4850
        Z. Julie Gao, Esq.